UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2025

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

Kamada Ltd. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (the “Amended Report”) to amend the report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2025 (the “Original Report”). The Original Report included the Company’s Notice of Annual General Meeting of Shareholders and Proxy Statement (collectively, the “Original Proxy Statement”) in connection with the Annual General Meeting of Shareholders to be held on Wednesday, December 10, 2025, at 4:00 p.m. (Israel time) (the “Meeting”).

Following the filing of the Original Report, the Company received comments from EMDA, a leading Israeli proxy advisor that provides voting recommendations to its institutional clients regarding agenda items at shareholder meetings (comparable to Institutional Shareholder Services (ISS) and Glass Lewis in the United States). These comments related primarily to the proposed amended and restated Compensation Policy for Executive Officers and Directors (the “Updated Compensation Policy”), attached as Appendix A to the Original Proxy Statement, which is the subject of Proposal 3 of the Meeting. The Company held discussions with EMDA regarding their comments. After further review and discussion, the Company’s Compensation Committee and Board of Directors have determined to make certain amendments to the proposed Updated Compensation Policy to address EMDA’s comments.

Accordingly, we are furnishing an Amended Proxy Statement for the Meeting, attached to this Amended Report as Exhibit 99.1 and incorporated herein by reference, which reflects the revised Updated Compensation Policy. The revised Updated Compensation Policy, marked to show all changes from the Company's current Compensation Policies, is attached as Appendix A to the Amended Proxy Statement. Except as expressly described above, all other information included in the Original Proxy Statement remains unchanged. The proxy card attached as Exhibit 99.2 to the Original Report also remains unchanged.

If you have already submitted a proxy card or voted electronically via the Israel Securities Authority’s electronic voting system, you may revoke your prior vote and submit a new vote in accordance with the instructions provided in the Amended Proxy Statement. If you do not submit a new vote, your previously submitted vote will be counted at the Meeting. Important information regarding how to vote your shares and revoke votes already cast is available in the Amended Proxy Statement under the caption “Change or Revocation of Proxy.”

Other than as expressly set forth above, this Amended Report does not, and does not purport to, amend, restate, or update information contained in the Original Proxy Statement or the Original Report (or in any of the exhibits thereto), nor does it reflect any events that have occurred after the Original Report was originally furnished to the SEC.

Exhibit

Exhibit No.	Description
99.1	Notice and Amended Proxy Statement for Annual General Meeting of Shareholders to be held on December 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: December 2, 2025	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and
Corporate Secretary

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